March 27, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Mallinckrodt Public Limited Company
Form 10-K for the Fiscal Year Ended September 26, 2014
Filed November 25, 2014
Form 10-Q for the Quarterly Period Ended December 26, 2014
Filed February 3, 2015
File No. 001-35803

Dear Mr. Rosenberg:

This letter sets forth the responses of Mallinckrodt public limited company (“the Company”) to the comments of the staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) set forth in the Staff’s letter dated March 13, 2015, with respect to the above-referenced Form 10-K and Form 10-Q. Set forth below is the heading and text of each of the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 26, 2014

Business

Regulatory Matters: United States

Government Benefit Programs, page 16

1)	You indicate that, to date, your business has been most notably impacted by changes in the Medicare Part D coverage gap, the imposition of an annual fee on branded prescription pharmaceutical manufacturers and increased rebates in the Medicaid Fee-For-Service Program and Medicaid Managed Care plans. In this regard, please provide us proposed revised disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to revenues for each period presented, as applicable, for the increased Medicaid rebate and for additional rebate associated with the Medicare Part D “donut hole.” Also, include in your proposed revised disclosure the amount of the branded prescription drug fee you recorded in your income statement for each period presented, as applicable, in which line item it is classified therein and highlight that this fee is not tax deductible. Finally, if you believe that the expected effects of health care reform legislation will be materially different than the current trends, include the expected effects in the proposed revised disclosure.

The Company acknowledges the Staff’s comment concerning the quantification of the provisions associated with the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, “the Healthcare Reform Act”), specifically in regard to those associated with Medicaid rebates, the Medicare Part D “donut hole” and the branded prescription drug fee.

The Company notes that it has recorded reductions to revenue in the amounts of $43.5 million, $15.5 million and $8.7 million in fiscal 2014, 2013 and 2012, respectively, related to provisions for Medicaid payments, including the increased Medicaid rebate rate for all periods presented. As the higher Medicaid rebate rate was effective for each of the fiscal periods, it was not a factor in the fluctuations of annual expense. The fiscal 2014 increase in provisions for Medicaid payments was primarily attributable to a $17.0 million increase in the Specialty Generics segment driven by increased Medicaid utilization and net sales of Methylphenidate ER. Fiscal 2014, also reflects a $5.2 million increase due to the addition of H.P. Acthar® Gel (repository corticotropin injection) (“Acthar”) that was part of the acquisition of Questcor Pharmaceuticals, Inc. (“Questcor”) on August 14, 2014. The increase in fiscal 2013 reflects $3.4 million increases in both Specialty Brands, attributable to higher Exalgo net sales, and Specialty Generics, due to the launch of Methylphenidate ER. We expect both net sales and provisions for Medicaid payments will increase in fiscal 2015 as our results will include a full year of Acthar results.

The Company performed further analysis of the impacts associated with the Medicare Part D “donut hole” and determined that the provisions for these rebates did not have a material impact to any of the periods presented in our Annual Report on Form 10-K for the fiscal year ended September 26, 2014. Further, the Company does not presently expect that rebates related to the Medicare Part D “donut hole” will be material in future periods.

The branded prescription drug fee was $0.9 million, $0.1 million and $0.3 million in fiscal 2014, 2013 and 2012, respectively, and has been recorded within selling, general and administrative expenses within operating expenses, consistent with the requirements of Accounting Standards Update 2010-27, Other expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers. We expect the branded prescription drug fee to increase in fiscal 2015 primarily attributable to higher qualifying sales following our acquisition of Acthar in August 2014.

Considering the above, the Company proposes to revise its disclosure, beginning with its Annual Report on Form 10-K for the fiscal year ending September 25, 2015, in a manner consistent with the illustrative revisions to our disclosures in our Annual Report on Form 10-K for the fiscal year ended September 26, 2014 presented below:

Government Benefit Programs. Statutory and regulatory requirements for Medicaid, Medicare, Tricare and other government healthcare programs govern provider reimbursement levels, including requiring that all pharmaceutical companies pay rebates to individual states based on a percentage of their net sales arising from Medicaid program-reimbursed products. The federal and state governments may continue to enact measures in the future aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with government funds. We cannot predict the nature of such measures, which could have material adverse consequences for the pharmaceutical industry as a whole and, consequently, also for us. However, we believe we have provided for our best estimate of potential refunds based on current information available.

From time to time, legislative changes are made to government healthcare programs that impact our business. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 created a new prescription drug coverage program for people with Medicare through a new system of private market drug benefit plans. This law provides a prescription drug benefit to seniors and individuals with disabilities in the Medicare program (“Medicare Part D”). Congress continues to examine various Medicare policy proposals that may result in pressure on the prices of prescription drugs in the Medicare program.

In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, “the Healthcare Reform Act”) provided for major changes to the U.S. healthcare system, which impacted the delivery and payment for healthcare services in the U.S. Several provisions of the Healthcare Reform Act have already taken effect, including the elimination of lifetime caps and no rescission of policies or denial of coverage due to preexisting conditions, improving patients’ ability to obtain and maintain health insurance. While significant components of the Healthcare Reform Act have been implemented, various other aspects are ongoing and there may still be challenges and uncertainties ahead. Such a comprehensive reform measure requires expanded implementation efforts on the part of federal and state agencies embarking on rule-making to develop the specific components of their new authority. We continue to closely monitor the implementation of the Healthcare Reform Act and related legislative and regulatory developments. To date our business has been most notably impacted by ~~changes in the Medicare Part D coverage gap, the imposition of an annual fee on branded prescription pharmaceutical manufacturers and increased~~ rebates from the Medicaid Fee-For-Service Program and Medicaid Managed Care plans and the imposition of an annual fee on branded prescription pharmaceutical manufacturers. Medicaid provisions reduced net sales by $43.5 million, $15.5 million and $8.7 million in fiscal 2014, 2013 and 2012, respectively. The fiscal 2014 increase in provisions for Medicaid payments is primarily attributable to a $17.0 million increase in the Specialty Generics segment driven by increased Medicaid utilization and net sales of Methylphenidate ER. Fiscal 2014, also reflects a $5.2 million increase due to the addition of H.P. Acthar® Gel (repository corticotropin injection) (“Acthar”) that was part of the acquisition of Questcor Pharmaceuticals, Inc. on August 14, 2014. The increase in fiscal 2013 reflects $3.4 million increases in both Specialty Brands, attributable to higher Exalgo net sales, and Specialty Generics, due to the launch of Methylphenidate ER. We expect that both net sales and provisions for Medicaid payments will increase in fiscal 2015 as our results will include a full year of results for Acthar. The Company was also impacted by the annual fee on branded prescription pharmaceutical manufactures, which is not tax deductible, and recorded expense of $0.9 million, $0.1 million and $0.3 million in fiscal 2014, 2013 and 2012, respectively, within selling, general and administrative expenses. We expect this fee to increase in fiscal 2015 primarily attributable to higher qualifying sales following our acquisition of Acthar. There are a number of other provisions in the legislation that collectively are expected to have an immaterial ~~small~~ impact to the Company.~~, including originator average manufacturers’ price for new formulations and the expansion of 340B pricing to new entities.~~

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 59

2)	We note that your significant debt obligations are held at your subsidiary, Mallinckrodt International Finance S.A. We also note that a majority of your cash is held in “other subsidiaries.” Please explain to us how your finance subsidiary is able to make payments on your debt obligations. In this regard, please tell us if you have any restrictions, tax consequences or other financial implications that could limit you from transferring funds from your “other subsidiaries” to your finance subsidiary. Also, tell us the amount of cash and cash equivalents at September 26, 2014 and December 26, 2014 held by your subsidiaries that would not be available to fund your operations unless the funds were repatriated.

The Company acknowledges the Staff’s comment and provides the following discussion to better clarify the ability of Mallinckrodt International Finance S.A (“MIFSA”) to make payments on its third-party debt obligations. MIFSA, an indirect subsidiary of the Company, directly or indirectly owns substantially all affiliated entities of the Company. Accordingly, MIFSA is able to make payments on existing third-party debt obligations by directing its direct and indirect subsidiaries to repay loans, make loans, pay interest on outstanding loans and/or pay dividends to MIFSA in a tax efficient manner. One such example of how funds may be available to MIFSA in a tax efficient manner relates to an indirect finance subsidiary of MIFSA, which has intercompany loan receivables from various operating legal entities. These loans will provide cash to the financing subsidiary from payment of interest on these loans and repayment of the principal balance by the operating subsidiaries. Both this finance subsidiary, and its parent, can then make tax-free dividend distributions that will provide cash to MIFSA. The proceeds generated from these transactions are expected to be sufficient and available to MIFSA in sufficient amounts to meet its third-party debt service requirements on a timely basis. There are no restrictions or material adverse tax consequences on these arrangements that would preclude MIFSA from meeting its third-party debt obligations.

As we are able to provide cash to both financing and operating entities in a tax efficient manner, the Company believes that there are no material amounts of cash and equivalents, at either September 26, 2014 or December 26, 2014, that would not be available to fund operations unless the funds were repatriated.

Critical Accounting Policies and Estimates

Revenue Recognition, page 64

3)	We believe that your disclosure related to estimates of items that reduce revenues such as product returns, chargebacks, rebates and other sales deductions could be improved. Regarding the table reflecting activity in your sales reserve accounts, please provide us a revised table to be included in future periodic reports that presents the following:

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period, and

•	Actual returns or credits in current period related to sales made in prior periods.

The Company acknowledges the Staff’s comment concerning our disclosure on page 64 of our Annual Report on Form 10-K for the fiscal year ended September 26, 2014. The Company advises the Staff that our current systems and processes do not capture either the provisions recorded or payment made by the fiscal year period in which the original net sales transaction was recorded. The Company uses various factors and techniques to estimate the dollar amount of accruals that should be recorded for product returns, chargebacks, rebates and other sales deductions at each balance sheet date. Under this approach, the Company estimates the reserves at the end of the fiscal period and records adjustments, when considered necessary, to ensure balances are properly stated. The Company does not allocate or assign these adjustments by the period in which the initial net sales transaction was recorded. This allocation is not performed, in part, due to the inherent complexity in correlating the issuance of customer credits or payments with the original net sales transaction to wholesale distributors. To illustrate, our wholesale distributor customers are legally entitled to chargebacks when they sell products to retail customers. Wholesale distributors provide supporting documentation of these transactions in their requests for credit or payment associated with the chargebacks; however, the wholesale distributor provides no information as to when the inventory sold to the retail customer was purchased from the Company. The Company further notes that management does not utilize such information in evaluating the annual results or in managing the operations of the business as changes. The Company respectfully submits our belief that estimating the current year provision and current year payments or credits would result in providing information that may be of limited value to investors and would require changes to our systems and processes. As such, the Company proposes that the additional disclosure, submitted in Comment #4 below, provides investors sufficient information to understand any material changes in provisions that reduce revenue, including should the Company experience any material changes in estimates related to prior fiscal year periods.

4)	Also, in your discussion of results of operations for the period to period sales comparisons, please provide us disclosure to be provided in future periodic reports that discusses the amount of and reason for fluctuations for each type of reduction of revenue (i.e. product returns, chargebacks, rebates and other sales deductions) including the effect that changes in your estimates of these items had on your sales and operations.

The Company acknowledges the Staff’s comment concerning additional disclosure and discussion regarding fluctuation for items that result in a reduction of revenue. The Company proposes to revise its disclosure, beginning in its Annual Report on Form 10-K for the fiscal year ending September 25, 2015, in a manner consistent with the illustrative revisions to our disclosures in our Annual Report on Form 10-K for the fiscal year ended September 26, 2014 presented below:

Revenue Recognition

We recognize revenue for product sales when title and risk of loss have transferred from us to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in non-U.S. jurisdictions. We sell products direct to retail pharmacies and end user customers and through distributors who resell the products to retail pharmacies, institutions and end user customers. We establish contracts with wholesalers, chain stores, government agencies, institutions, managed care organizations and group purchasing organizations that provide for rebates, sales incentives, distribution service agreements (“DSAs”) fees, fees for services and administration fees. Direct rebates and fees are paid based on direct customer’s purchases from us, including DSA fees paid to wholesalers under our DSAs. Indirect rebates and fees are paid based on products purchased from a wholesaler under a contract with us. We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may enter into agreements with wholesalers at a contract price to offer our products to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. Such credit is called a chargeback.

When we recognize net sales, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, product returns and other sales deductions. These provisions are estimated based upon historical experience, estimated future trends, estimated customer inventory levels, current contracted sales terms with customers, level of utilization of our products and other competitive factors. We adjust reserves for rebates and chargebacks, product returns and other sales deductions to reflect differences between estimated and actual experience. Such adjustments impact the amount of sales we recognize in the period of adjustment.

Sales return reserves for new products are estimated and primarily based on our historical sales return experience with similar products, such as those within the same product line or those within the same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing product line or where we have no historical experience with products in a similar therapeutic category (such that we cannot reliably estimate expected returns), we would defer recognition of revenue until the right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. When establishing sales return reserves for new products, we also consider estimated levels of inventory in the distribution channel and projected demand. The following table reflects activity in our sales reserve accounts (dollars in millions):

	Rebates and Chargebacks	Product Returns	Other Sales Deductions	Total
Balance at September 30, 2011	$224.0	$33.9	$13.3	$271.2
Provisions	1,085.9	30.0	41.9	1,157.8
Payments or credits	(1,077.7)	(29.2)	(42.3)	(1,149.2)

Balance at September 28, 2012	232.2	34.7	12.9	279.8
Provisions	1,219.8	37.1	60.0	1,316.9
Payments or credits	(1,194.9)	(21.7)	(57.2)	(1,273.8)

Balance at September 27, 2013	257.1	50.1	15.7	322.9
Provisions	1,668.6	84.5	93.7	1,846.8
Payments or credits	(1,642.5)	(31.3)	(96.0)	(1,769.8)
Acquisitions	30.1	0.5	—	30.6

Balance at September 26, 2014	$313.3	$103.8	$13.4	$430.5

Provisions presented in the table above are recorded as reductions to net sales.

Total provisions recorded in fiscal 2014 increased by $529.9 million compared with fiscal 2013. The increase in rebates and chargebacks of $448.8 million primarily related to a $443.0 million increase in Specialty Generics rebates and chargebacks following strategic pricing actions and a full year of Methylphenidate ER that increased both gross sales, and rebates and chargebacks. The remaining difference primarily included a $28.0 million increase associated with fiscal 2014 acquisitions that was partially offset by a $21.9 million decrease in Global Medical Imaging on lower volume. Provisions for returns increased by $47.4 million primarily attributable to a $33.8 million provision for potential Exalgo returns following the loss of exclusivity during fiscal 2014. Other sales deductions increased by $33.7 million, primarily attributable to the Specialty Generics strategic pricing actions.

Total provisions recorded in fiscal 2013 increased by $159.1 million compared with fiscal 2012. The increase in rebates and chargebacks of $133.9 million was primarily driven by a $134.3 million increase in Specialty Generics rebates and chargebacks primarily due to the launch of Methylphenidate ER that increased both gross sales, and rebates and chargebacks. The remaining difference primarily related to a $36.5 million decrease in Global Medical Imaging due to lower volume that was largely offset by an increase in Specialty Brands resulting from a $28.1 million increase associated with higher sales of Exalgo. The $7.1 million increase in provisions for returns was attributable to a $7.9 million increase due to higher sales of Exalgo. Other sales deductions increased by $18.1 million, primarily attributable to the Specialty Generics strategic pricing actions.

Notes to Consolidated and Combined Financial Statements

Note 7. Income Taxes, page 89

5)	You disclose that during fiscal 2014, 2013 and 2012, you provided for U.S. and non-U.S. income and withholding taxes in the amount of $1.4 million, $0.2 million and $0.4 million, respectively, on earnings that were or are intended to be repatriated. You further indicate that, in general, the remaining earnings of your subsidiaries are considered to be permanently reinvested and that you have approximately $1.1 billion of undistributed earnings that are considered to be permanently reinvested. Please quantify the amounts repatriated for each period presented and tell us the facts and circumstances for repatriating your subsidiaries earnings. Substantiate how your assertion that the remaining portion will be permanently reinvested meets the indefinite reinvestment criteria in ASC 740-30-25. In this regard, since you did or intend to repatriate earnings in each of the periods presented and indicated the related tax amounts for each of those periods, please tell us why your assertion that it is not practicable to determine the cumulative amount of tax liability that would arise if these earnings were remitted is reasonable.

The Company acknowledges the Staff’s comment and provides the following discussion to clarify the items noted by the Staff. In fiscal 2014, 2013, and 2012 we incurred withholding taxes of $0.6 million, $0.2 million and $0.4 million, respectively, on interest payments of no more than $5.0 million between affiliates within the consolidated group. The repayment of principal on these loans, whenever it might occur, will not result in a repatriation of earnings. In addition to withholding tax on interest, in 2014 a subsidiary loaned an affiliate approximately $16.0 million. If this loan is not repaid within two years, the subsidiary’s taxing authority may deem the loan to be a dividend and impose a withholding tax. While no repatriation of earnings has occurred to date, the Company has established an approximate $0.8 million liability for the withholding tax associated with the future potential deemed dividend as, due to the nature of the remaining business operations within the subsidiary, no specific reinvestment plan has been identified for this receivable or its future loan proceeds. These withholding tax accruals represent a deminimus amount of the Company’s overall undistributed earnings and are not indicative of the Company’s overall intention and ability to indefinitely reinvest its earnings as they are associated with specific fact patterns that differ from the Company’s prevailing circumstances.

With respect to the remaining undistributed earnings of the Company’s other subsidiaries, the Company has evaluated available evidence and concluded that (a) such entities have cash to fund their operating and/or financing requirements without incurring material tax liabilities, and (b) there are indefinite reinvestment plans for capital investments, research & development, or acquisitions without incurring material tax liabilities. Additional evidence includes the Company’s history of being able to indefinitely reinvest its earnings, and, when necessary, employ materially tax-free alternatives to redeploy undistributed earnings. As noted within our response to Comment #2, to the extent that cash is required to be moved between affiliates, the Company has and will continue to employ, materially tax-free alternatives which include affiliate interest payments, loan principal repayments, and distribution or dividend payments. As such, the Company has concluded that the permanently reinvested earnings are consistent with the criteria of indefinite reinvestment in ASC 740-30-25.

It is not practicable to estimate the amount of additional taxes which might be payable on our undistributed earnings due to a variety of factors including the complexity of the Company’s global legal entity structure as well as the timing, extent, and nature of any hypothetical repatriation of undistributed earnings.

Considering the above, the Company proposes to revise its disclosure, beginning with its Annual Report on Form 10-K for the fiscal year ending September 25, 2015, in a manner consistent with the illustrative revisions to our disclosures in our Annual Report on Form 10-K for the fiscal year ended September 26, 2014 presented below:

During fiscal 2014, 2013 and 2012, the Company provided for U.S. and non-U.S. income and withholding taxes in the amount of $1.4 million, $0.2 million and $0.4 million, respectively, on earnings that were or are intended to be repatriated. In general, the remaining earnings of the Company’s subsidiaries are considered to be indefinitely reinvested ~~permanently reinvested~~. Income taxes are not provided on undistributed earnings of U.S. and non-U.S. subsidiaries that are either indefinitely reinvested or can be distributed on a tax-free basis. As of September 26, 2014, the cumulative amount of such undistributed earnings was approximately $1.1 billion. It is not practicable to determine the cumulative amount of tax liability that would arise if these earnings were remitted due to a variety of factors including the complexity of the Company’s global legal entity structure as well as the timing, extent, and nature of any hypothetical repatriation of unremitted earnings.

Form 10-Q for the Quarterly Period Ended December 26, 2014

Notes to Consolidated and Combined Financial Statements

Note 6. Income Taxes, page 13

6)	You attribute the decrease in the effective income tax rate to a) the deferred tax benefit of the amortization of acquired intangible assets and b) an increase to the rate difference between non-U.S. and U.S. tax jurisdictions following recent acquisitions. Please tell us in basis points how much of the decrease in the rate from 26.3% to negative 11.2% is attributed to each factor. In addition, provide us an analysis demonstrating why the deferred tax benefit in a) decreased the effective tax rate.

The Company acknowledges the Staff’s comment regarding the decrease in the effective tax rate and provides the following discussion to quantify the impact of the significant drivers. The decrease in the effective rate from the three months ended December 27, 2013 to the three months ended December 26, 2014, stated in basis points, is predominately attributable to (a) an approximately 1,300 basis point decrease of the effective tax rate related to the deferred tax benefit of the amortization of acquired intangibles and (b) an approximately 2,300 basis point decrease in the effective tax rate related to an increase to the favorable rate difference between non-U.S. and U.S. tax jurisdictions following our acquisitions in fiscal 2014. The remaining approximately 200 basis point decrease is associated with other items, with no single item being significant as defined under Rule 4-08(h) of Regulation S-X.

The deferred tax benefit of the amortization of acquired intangible assets decreased the effective tax rate due to the rate of tax on this expense relative to the overall effective tax rate without this item of expense. More specifically, as amortization deductions are increased in higher than average tax rate jurisdictions such deductions serve to decrease the overall effective tax rate. Given that this rate of tax benefit is higher than the blended tax rate computed on the remainder of the Company’s pre-tax income without the amortization deduction, the amortization deduction serves to reduce the global effective tax rate. This concept is illustrated as follows:

	With Amortization	Without Amortization	Difference (Amortization Impact)
Tax expense/(benefit)	$(9,300)	$6,854	$(16,154)

Pre-tax income	$82,800	$208,300	$(125,500)
Resulting effective tax rate	-11.2%	3.3%	12.9%

Consistent with the above disclosures for the three months ended December 26, 2014, the Company proposes to revise its disclosure, beginning with its Quarterly Report on Form 10-Q for the three and six months ended March 27, 2015, as follows:

The decrease in the effective tax rate for the three months ended December 26, 2014, as compared with the three months ended December 27, 2013, is predominately ~~attributable to the deferred tax benefit of the amortization of acquired intangible assets and~~ associated with an increase to the favorable rate difference between non-U.S. and U.S. tax jurisdictions, which is attributable to an approximately 13% decrease of the effective tax rate related to the tax benefit of amortization of acquired intangible assets, as well as an approximately 23% decrease of the effective tax rate related to the impact of ~~following~~ recent acquisitions, which includes the ~~tax~~ impacts of acquisition financing and the integration of the acquired intangible property into the Company’s legal entity structure. As a part of the Cadence integration, the Company entered into an internal installment sale transaction during the year ended September 26, 2014. As a part of the Questcor integration, the Company entered into an internal installment sale transaction during the three months ended December 26, 2014. The Questcor internal installment sale transaction resulted in a decrease of $1,488.7 million to the deferred tax liability associated with the Acthar intangible asset, a $1,515.9 million increase to the deferred tax liability associated with an installment sale note receivable, a $25.3 million increase to deferred tax charge and a $1.9 million increase to prepaid taxes.

7)	Regarding the internal installment sale transaction related to the Questcor acquisition, please provide us a description of the transaction, its business purpose, parties involved and your accounting treatment with reference to authoritative literature.

On December 12, 2014 Questcor Pharmaceuticals, Inc., sold intellectual property to Acthar IP, Ltd. Both parties to the agreement are wholly-owned indirect subsidiaries of the Company. The business purpose of the transaction was to maximize the realizable value of the intellectual property acquired by the Company through its acquisition of Questcor. Acthar IP, Ltd. is domiciled and resident in Ireland, where the Company has operations. An installment note in the amount of $4,180.0 million was given in exchange for the intellectual property. In accordance with, ASC 740-10-25-3(e) and ASC 810-10-45-8, a deferred tax liability of $1,515.9 million was recorded utilizing a 36.27% effective tax rate of the installment note, which reflects the recognition of the taxable gain in the United States, and a deferred tax liability of $1,488.7 million associated with the carrying value of the Questcor intellectual property was reversed, and a deferred charge of $25.3 million and prepaid tax expense of $1.9 million were recorded for the tax on the difference between the installment note and the carrying value of the Questcor intellectual property. The aforementioned transactions occurred between wholly-owned indirect subsidiaries within the consolidated results of the Company, as such these transactions had no material impact on the consolidated financial statements of the Company, excluding the aforementioned tax effects.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities and Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Matthew K. Harbaugh, the Company’s Senior Vice President and Chief Financial Officer at (314) 654-2000.

Sincerely,
Mallinckrodt public limited company

By:	/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer